UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE
4TH QTR2020

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2020 Fourth Quarter Results (Including the effects of IFRS 9, 15 and 16)

Focus on the value of our customer base brought more resilience and contributed to the recovery trend throughout the year

•	Mobile ARPU posted strong growth of 7.7% YoY, reaching R$ 27;
•	TIM Live’s UBB customer base reached 645k connections, adding ~80k customers in the 12 past months, up 14.0% YoY;
•	TIM Live’s ARPU posted robust growth of 8.2% YoY, reaching R$ 90.7.

Customer experience enhancement with strong infrastructure development

•	Leader in 4G coverage spanning 3,877 cities, with emphasis to 700MHz frequency expansion, now reaching 3,294 cities;
•	VoLTE technology available in more than 3,860 cities, improving users’ voice experience;
•	Acceleration of FTTH expansion with 3.2 million homes passed by fiber optic in 27 cities plus 7 administrative regions by the end of December.

Revenue growth picks up with strong cost execution amid the pandemic-related challenges

•	Mobile Service Revenues confirmed its recovery trajectory, with 1.5% growth YoY in 4Q20, closing 2020 in line with 2019;
•	TIM Live Revenues advanced 25.0% YoY in 4Q20, up by 27.9% in 2020 and achieving another year of intense and sustainable growth;
•	Net Service Revenues accelerated its growth to 1.9% YoY, ending 2020 with positive growth of 0.4% versus 2019;
•	Provision for Doubtful Accounts (Bad Debt) fell 47.8% YoY in 4Q20 (-26.1% in 2020), reaching 1.5% of Gross Revenue (lowest level since 2017);
•	Normalized Costs and Expenses* growing significantly less than inflation (+1.0% YoY), even after commercial activity picked up;
•	Normalized EBITDA* reached R$ 2.4 billion, up 3.0% YoY, evidencing gradual commercial activity pick-up and cost efficiency success. Considering the full year, growth was 3.2% vs. 2019. Record Normalized* EBITDA Margin, reaching 50.9% in the quarter and 48.5% in the year, completing 7 consecutive years of consistent margin expansion;
•	Operational Free Cash Flow posted an excellent performance, up by 40.1% YoY in 2020, and reached R$ 4.6 billion.

*Normalized EBITDA according to the items in the Costs section (+R$ 27.2 million in 4Q20, +R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 66.4 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (-R$ 2.4 million in 4Q20 +R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

Conference Call in English:	Conference Call in Portuguese:
February 10, 2021 at:	February 10, 2021 at:
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08:00 a.m. US (NY)	08:00 a.m. US (NY)

Available via webcast only. Click here.	Simultaneous translation from English to Portuguese
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Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

Note: due to the reverse incorporation of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, 3Q20, 4Q20 and 2020 full year results present TIM S.A.’s figures, in accordance with the company’s financial statements (ITR and DFP). In order to provide an adequate comparison from the economic standpoint, 4Q19 and 2019 data disclosed reflect that in TIM Participações’s financial statements as of 2019.

In 2020, Net Revenues totaled R$ 17,268 million, down by 0.6%, reflecting reduced commercial activities due to the Covid-19 pandemic, which caused a 22.7% drop in Product Revenues. Despite the challenging macroeconomic scenario imposed by the pandemic, Net Service Revenues ended the year with a slight 0.4% increase, reflecting the gradual recovery trend throughout the second semester.

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Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenues (MSR) totaled R$4,164 million in 4Q20, up by 1.5% compared to 4Q19. Such increase is attributable mainly to the Mobile ARPU (Average Monthly Revenues per User) performance, that grew 7.7% YoY and reached R$27.0, reflecting the maintenance of the company's successful efforts to monetize its customer base through migrations to higher value prepaid and postpaid plans.

The segments' ARPU, which excludes other mobile revenues, increased by 7.1% YoY in prepaid (R$ 13.9) and by 3.3% YoY in postpaid (ex-M2M) (R$ 48.5).

In 2020, all ARPUs also posted significant increases compared to 2019, as can be seen below:

Breaking down each mobile segment in the fourth quarter:

(i)	Prepaid segment maintained its gradual recovery observed in the beginning of the second semester; however, at a slower pace, still reflecting the uneven recovery of a fragile economy. Even though rechargers have not returned to the level seen in the same period of 2019, their spending has increased (0.6% YoY). The assertiveness of our offers continues to contribute to increased recurrence and expansion of the segment’s ARPU. All effects combined, Prepaid Revenues dropped 4.9% YoY, ending 2020 with a 5.3% decline vs. 2019.
(ii)	Postpaid segment also achieved good results underpinned by the change in focus and evolution towards a Value approach, emphasizing churn management and an offer portfolio geared towards ARPU increase. In 4Q20, human postpaid churn was down by 1.0 p.p., contributing to the recovery of our net additions. Furthermore, it is important to note that the price readjustment of part of B2C plans in September had an impact in revenue increase this quarter. Postpaid Revenues grew 3.6% YoY in the quarter, ending 2020 up by 1.9% vs. 2019.

In 2020, MSR was stable (-0.2% YoY), reflecting a recovery in the 2nd semester following the Covid-19 impacts and a still challenging economic environment.

Interconnection Revenues (ITX) grew 21.9% YoY in 4Q20, reflecting the impact from a higher MTR rate (Mobile Termination Rate +19.2% YoY) in addition to an increase in incoming traffic (+9.0% YoY). After successive cuts to MTR, the foreseen Anatel’s increase was applied at the end of 1Q20. The incidence of MTR on Net Service Revenues reached 2.4% in the quarter.

Other Revenues fell 6.3% YoY in 4Q20, reflecting the natural oscillation of revenues with non-recurring partners that happened in December 2019. On the other hand, from the last quarter of 2020, this line began to be positively impacted by revenues from the partnership with C6 Bank. In 4Q20, the partnership’s Net Revenue totaled R$14.7 million (2020 Financial Statements, Note 27). In the full year, Other Revenues experienced a decrease of 8.5%, also impacted by the reduction of fees on other mobile service revenues.

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It should be noted that the performance of this line is still impacted mainly by revenues from network sharing and swap agreements, in line with the company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in asset allocation (Capex and Opex).

Breakdown of Fixed Segment (net of taxes and deductions):
Fixed Service Revenues totaled R$ 277 million in the quarter, an 8.0% increase from 4Q19. This performance reflects the growth of TIM Live, which rose 25.0% YoY in 4Q20 and already accounts for approximately 62% of fixed service revenues. At the end of the year, Live was present in 27 cities more 7 administrative regions of the Federal District and will keep expanding in the coming quarters for new clusters and cities.

Other fixed services decreased by 3.4% YoY. Year to date, Total Fixed Service Revenues came to R$ 1,054 million, up 11.1% YoY.

TIM Live’s ARPU (Average Monthly Revenues per User) was R$ 90.7, 8.2% higher than in 4Q19. The performance is explained by the growing penetration of higher-value FTTH offers with faster speeds and price readjustments as of July 2020 in most plans. In 2020, TIM Live’s ARPU was R$ 87.2 up by 7.8% vs. 2019’s ARPU.

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OPERATING COSTS AND EXPENSES

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19), tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS (-R$ 75.2 million in 3Q19 and -R$ 1,720 million in 2Q19), legal and administrative services related to special projects (+R$27.2 million in 4Q20), legal services connected to the PIS/COFINS court decision (+R$ 4.4 million in 3Q19 and +R$ 3.5 million in 2Q19) and revision of loss prognosis for labor contingencies related to employees, tax contingencies and civil contingencies (+R$ 11.2 million in 3Q19 and +R$ 221.8 million in 2Q19) and contract losses (+R$ 22.4 million in 3Q19).

Reported Operating Costs and Expenses were R$ 2,325 million in 4Q20 (+2.2% YoY), mainly explained by non-recurring effects accounted for in the quarter and related to legal and administrative consulting services (negative impact of 27.2 million) and other organic effects explained below. In 2020, this line rose by 15.4%, mainly due to non-recurring effects from the accounting of tax credit related to the exclusion of ICMS from the calculation basis for PIS/COFINS that positively impacted 2Q19 and 3Q19 results.

Note: due to the adoption of IFRS 16, Operating Costs and Expenses - mainly those reported within the Network account - are not impacted by rents, sharing or other types of lease with terms exceeding 12 months, as determined by the standard. Therefore, the amounts for long-term contracts related to infrastructure lease (in addition to others less relevant), important for the company’s operations, are reflected in the P&L under Depreciation and Financial Expenses.

Breakdown of Costs and Expenses Performance:

Personnel Costs decreased by 2.3% YoY in 4Q20. This performance was mostly influenced by the net effect between lower social charges and higher provisioning of bonus and awards due to better-than-expected results. In 2020, this line was down 0.2% YoY, positively impacted by lower commercial personnel expenses due to the closing of brick-and-mortar stores in 2Q20 and, negatively, by organic elements such as inflation on wages and benefits in 1Q20 and 3Q20.

Selling and Marketing Expenses dropped 3.9% YoY in 4Q20, reflecting another quarter marked by the structural trends, with efficiency gains from process digitalization and increased penetration of digital channels more than offsetting increased marketing expenses related to more exposure in the media. For the full year, it has fallen 10.3%, stemming from - in addition to the items above - a reduction in FISTEL expenses and reduced sales seen in 2Q20, with decreased spending on commissions for recharges and for line activations, and lower marketing costs during the pandemic.

The Network and Interconnection Group rose 16.7% YoY in 4Q20, boosted by higher costs from the interconnection subgroup (ITX) explained mainly by a higher mobile termination rate (MTR) as from February 2020. Network expenses also increased in 4Q20, stemming from higher costs from infrastructure rental and sharing. In 2020, Network and Interconnection were up by 12.8%, explained by the same drivers as the quarter and by an increase in expenses with infrastructure maintenance.

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Normalized General and Administrative Expenses (G&A)[1] were up by 3.5% YoY in the quarter. This increase is mostly explained by the net effect of: i) higher expenses with outsourced services and rentals; and ii) lower expenses with professional services (especially hardware and software maintenance), regular cleaning/surveillance services and insurance. In 2020, this account has risen 4.9% explained, in addition to the items above, by higher spending on IT projects, consulting services and legal and administrative services in 1Q20.

Cost of Goods Sold (COGS) totaled R$ 294 million in 4Q20 (+8.4% YoY). In the quarter, in addition to a year-on-year increase in higher value product mix, there was also an increase in handset sales volume (+0.4% YoY). It is important to mention that the increase in this account in relation to 2Q20 (+168.6%) and 3Q20 (+33.4%) followed the trend observed in revenue, which posted a strong recovery after the most restrictive social distancing period. There has been a significant and sequential quarterly increase in handset sales since June (+93% 4Q20 vs. 2Q20), related to the reopening of most of TIM’s brick-and-mortar stores (the Company’s most relevant handset sales channel), as well as to adjustments in commercial policy and assertive offers. In 2020, the 18.9% YoY drop in COGS is connected to the closing of stores as previously mentioned.

In 4Q20, Provisions for Doubtful Accounts (Bad Debt) fell 47.8% YoY, the third consecutive quarter with an annual decline. On a quarterly comparison, Bad Debt also improved (-9.7% QoQ), reflecting the continuous efforts to enhance client acquisition through more robust credit models and policies, as well as higher efficiency in collection and recovery. The collection curves have showed continuous improvement in the past few months supporting Bad Debt to return to levels observed in 2017, totaling R$ 97 million and accounting for 1.5% of TIM’s Gross Revenue. In 2020, this line declined 26.1% YoY, accounting for 2.3% of Total Gross Revenue.

Normalized Other Operating Expenses[2] increased 56.1% YoY in 4Q20, explained by the net effect between: i) reduced revenues from suppliers’ credits; ii) increased expenses due to greater provisioning for civil, labor and tax lawsuits; and iii) lower expenses related to losses in such cases. Despite the growth mentioned, this line’s share over the quarter’s total Opex decreased from 3.9% in 4Q19 to 3.2% in 4Q20. In the full year, this line increased by 8.1% also due to lower revenues from late payment fines (the company stopped collecting fines of this nature when the pandemic began and resumed collection in August).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 46.8 per gross addition in 4Q20, up by 6.1% YoY, impacted by the lower gross additions volume in 4Q20 compared to 4Q19.

1.7 Month payback	The SAC/ARPU ratio (payback per client) fell YoY, reaching 1.7 month from 1.8 month in 4Q19.

[1]In 4Q20, General and Administrative Expenses have been impacted by a negative non-recurring effect in the amount of R$ 27.2 million, due to legal and administrative services related to M&A projects.

[2] The Other Operating Expenses line posted negative non-recurring impact in 1Q20 (R$ 2.6 million), related to adjustments to the sale-leaseback contract of towers.

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FROM EBITDA TO NET INCOME

*Normalized EBITDA according to the items in the Costs section (+R$ 27.2 million in 4Q20, +R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 64.6 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (-R$ 2.4 million in 4Q20 +R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

EBITDA[3] (Earnings before Interest, Taxes, Depreciation and Amortization)

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 4Q20, D&A increased by 30.0% YoY, explained by a lower volume of Depreciation of Financial Leases related to IFRS 16 in 4Q19. In said quarter, the Company implemented a new tool, which enabled calculating leasing discount rates and terms on a per-contract base. With this tool, it was possible to re-measure the depreciation of the assets, with a retroactive impact on 4Q19 (2019 Financial Statements, Note 14). In the full year, D&A grew 7.8%, mainly explained by an increase in depreciation of 4G Transmission Equipment and Right of Use, related to a larger Fixed Asset base from leasing agreements.

[3]Normalized EBITDA according to items in the Operating Costs and Expenses section.

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Normalized EBIT[4] was down by 19.9% YoY in 4Q20, due to the increase in depreciation, related to the retroactive adjustment of financial lease depreciation, accounted for in 4Q19. Normalized EBIT Margin ended the quarter at 21.4%, 5.9 p.p. down compared to 4Q19. Year to date, Normalized EBIT decreased 4.7% YoY and Normalized EBIT Margin reached 16.5%, a 0.7 p.p. decline.

NET FINANCIAL RESULTS

Net Financial Results were negative by R$ 44 million in 4Q20, R$ 191 million better compared to 4Q19. The difference is mainly related to increased financial revenues from the mark-to-market of subscription bonus related to approximately 1.4% of C6 Bank’s equity. In 2020, Normalized Financial Results were negative by R$ 807 million, versus -R$ 1,096 million in 2019, due to, in addition to the quarter’s impacts, a higher revenue from monetary correction on PIS and COFINS credits (related to a higher balance of credits along 2020 versus 2019), a lower volume of PIS and COFINS over Interest on Equity distributions (due to the merger of TIM Participações into TIM S.A.) and a lower volume of interest on financing, that exceeded the lower revenue from interest on financial investments. The last two accounts have declined on an annual comparison as a result of a lower Selic rate.

INCOME TAX AND SOCIAL CONTRIBUTION

In 4Q20, Reported Income Tax and Social Contribution totaled +R$ 83 million, compared -R$ 97 million in 4Q19, improving due to the higher IoE amount declared in the last quarter of 2020.

On a Normalized basis[5], there was a R$ 178 million improvement in 4Q20 compared to -R$ 97 million in 4Q19. This difference is also explained to higher IoC payments in 4Q20.

In 4Q20, the effective rate was +8.5% vs. -9.5% in 4Q19 (on a Normalized basis). In 2020, the effective rate was -8.2% vs. +0.9% in 2019 (on a Normalized basis).

NET INCOME[6]

[4] Normalized EBIT according to items in the Operating Costs and Expenses section.

[5] Income Tax and Social Contribution normalized for non-recurring effects of items in the Operating Costs and Expenses and Financial Result on Earning Before Income Tax sections -R$ 2.4 million in 4Q20).

[6] Net income normalized according to items in the Operating Costs and Expenses, Financial Result and Income Tax and Social Contribution sections.

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CASH FLOW, DEBT AND CAPEX

*Normalized EBITDA according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19).

In 4Q20, EBITDA-Capex came to R$ 916 million, a decrease of 6.2% YoY, taking EBITDA-Capex over Net Revenues to 19.6% (versus 21.3% in 4Q19). In 2020, EBITDA-Capex reached R$ 4,480 million, a growth of 5.2% YoY, while the margin indicator was 25.9% (+1.4 p.p.).

In an exercise to exclude the financial leases effects from these indicators, 4Q20 EBITDA was recalculated considering these contracts as operating leases, thus affecting operating expenses. Therefore, EBITDA-AL (After Lease) minus Capex would sum up to R$ 478 million (-15.9% YoY). In 2020, EBITDA-AL minus Capex would be R$ 2,818 million (+4.6% YoY).

CAPEX

Capex totaled R$ 1,464 million in 4Q20, up by 9.7% compared to 4Q19. The hike is mainly explained by the return of investments after two quarters impacted by the reassessment of projects that were initially planned. As social distancing started, we noticed a change in the usage profile of our mobile network and, therefore, the Capex dedicated to mobile network was reassessed, while the investments in fiber optic were maintained due to the higher demand for broadband services.

Investments are still being allocated to infrastructure (93% of the total), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 11% of 4Q20 investments).

In 2020, Capex was R$3,891 million, up by 1.0% YoY vs. 2019, and approximately 13% of which was allocated to TIM Live (vs. 10% in 2019.)

CHANGE IN WORKING CAPITAL

Change in Working Capital was positive by R$ 1,181 million, mostly due to the change in Suppliers, a natural trend in the fourth quarter, when there is an acceleration of Capex, which is mostly paid in the first months of the following year. In the quarter, the Change in Working Capital was below the R$1,237 million recorded in 4Q19. The reduced amount in 4Q20 was due to, in a broader level, the less positive change in Prepaid Expenses (a result of a lower initial balance in the account, related to decrease in the payment of inspection fees in 2020, due to the postponement of FISTEL – TFF payments), followed by a slightly less positive change in the Suppliers line.

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In terms of inspection fees, it is important to note that, in 1Q20, the FISTEL payment (about R$ 790 million) – usually due in March – was postponed to August 31st. In 3Q20, we paid nearly R$ 300 million related to said fees, related to Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for that quarter. The remaining amount, related to Fistel (TFF), is still suspended, without a defined payment date.

In 2020, Change in Working Capital was positive by R$ 159 million, an improvement compared to the -R$ 2,501 million Change in Working capital in 2019, mainly due to PIS and COFINS credits accounted for in 2Q19 and 3Q19. Excluding this non-cash effects, Change in Working Capital ended 2020 generating R$ 1,100 million more cash than in 2019. The main reasons were, in addition to the suspension of Fistel (TFF) payment, an amount substantially less negative in Accounts Receivable, due to a significant improvement in the collection line in 2020, in addition to lower disbursements with legal and administrative proceedings.

DEBT AND CASH

Gross Debt ended 4Q20 at R$ 10,257 million, up by R$ 646 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 8,217 million (related to the sale of towers, the LT Amazonas project and lease contracts with terms exceeding 12 months pursuant to IFRS 16); (ii) financing with banks summing up to R$ 2,345 million; and (iii) hedging derivatives[7] position in the amount of R$ 304 million (reducing gross debt).

By the end of December, financings (after hedge) totaled R$ 2,041 million, being composed by contracts with foreign private banks and fully hedged in local currency. The average cost of debt excluding leases was 2.5% p.y. in the quarter, down when compared to 5.7% p.y. in 4Q19.

As mentioned in the three previous Earnings Releases, in April, the Company's Board of Directors approved the borrowing of R$ 1,000 million to enhance liquidity ahead of possible impacts that the COVID-19 pandemic could cause on the economy. Of that amount, R$ 574 million were borrowed from The Bank of Nova Scotia in the same month. During 2Q20 TIM assessed the best conditions for borrowing the remaining sum and in July the company contracted R$ 426 million from BNP Paribas. Also, in July, TIM fully paid its Debentures (~R$1,000 million) originally distributed in January 2019.

At the end of the quarter, Cash and Short-term Investments totaled R$ 4,646 million, an increase of R$ 1,706 million YoY.

[7] The Derivatives position is composed, also, by the subscription bonus in C6 Bank capital – Financial Statements, Note 37.

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The average cash yield was 2.4% p.y. in 4Q20, down compared to 4.6% p.y. in 4Q19, following the reduction of the Selic rate.

In 4Q20, Net Debt totaled R$ 5,611 million, down by R$ 1,061 million when compared to the same period of the prior year, when net debt was R$ 6,672 million. This reduction is explained by the growth of Cash and Short-term Investments outpacing the rise of debt and leasing balance. Net Debt excluding financial leasing effects, Net Debt-AL, would reach -R$ 2,767 million, in other words, a “net cash” position with an improvement of R$ 1,659 million compared to the previous year.

Net Debt/EBITDA stood at 0.67x in 2020. Excluding financial leases, Net Debt-AL/EBITDA-AL was -0.42x in 2020, down compared to -0.17x in 2019.

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QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL

On October 7th and December 10th, 2020, TIM S.A. announced that its Board of Directors approved the distribution of R$ 500 million and R$ 583 million, respectively, as Interest on Capital (“IoC”). The payments took place on November 10th, 2020 and on January 22nd, 2021, with the dates of October 19th and December 18th, 2020 being those that served to identify the shareholders entitled to receive such amounts. Accordingly, the shares acquired after said dates were ex-distribution rights of IoC. Accordingly, TIM declared a total amount of R$ 1,083 million of IoC in 2020 (the total amount in 4Q20).

OI MOBILE ASSETS AUCTION RESULT AND SIGNING OF THE PURCHASE AND SALE AGREEMENT

On December 14th, 2020, in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th,2020 and September 7th, 2020, TIM S.A. informed its shareholders and to the market in general that the offer made by TIM, together with Telefónica Brasil S.A. and Claro S.A. (jointly the "Buyers"), was declared the winner of the competitive process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of the Oi Group ("UPI Ativos Móveis"), which took place on this date in the hearing room of the 7th Business District of Rio de Janeiro. The Judicial Reorganization Court approved the proposal of the Buyers as the winner of the competitive process for the sale of UPI Ativos Móveis, after the favorable manifestations of the Public Prosecution Service of the State of Rio de Janeiro and the Judicial Administrator.

The total value of the transaction is R$ 16,500 million plus the value of the compensation offered to the Oi Group for the Take-or-Pay Data Transmission Capacity Contracts to be signed at the time of the transaction completion ("Closing") and whose NPV (net present value) corresponds to approximately R$ 819 million. From the amount of R$ 16,500 million, R$ 15,744 million refers to the Base Price of the offer and R$ 756 million corresponds to Transition Services to be rendered for up to 12 (twelve) months by Oi Group to the Buyers. TIM will disburse 44% of the values of Base Price and Transition Services, totaling approximately R$ 7,300 million. Concerning the Capacity Contract, the Company will be responsible for paying amounts that brought in at present value total approximately R$ 476 million (58% of the NPV of the contract taking into consideration its specificities).

TIM will be entrusted with the following:

o	Clients: approximately 14.5 million customers (corresponding to 40% of UPI Ativos Móveis' total customer base) - according to Anatel's access base of Apr/20. The allocation of customers among the Buyers took into consideration criteria that favor competition among the operators present in the Brazilian market;
o	Radiofrequency: approximately 49 MHz as a national average weighted by population (54% of UPI Ativos Móveis radio frequencies). The division of frequencies between Buyers strictly respects the spectrum limits per group established by Anatel;
o	Infrastructure: approximately 7.2 thousand mobile access sites (corresponding to 49% of total UPI Ativos Móveis sites)

On January 28th, 2021, the Purchase and Sale of Shares and Other Covenants Agreement (“Agreement”) was signed by Oi mobile S.A., as Seller; TIM, Telefônica Brasil S.A. and Claro S.A., as Buyers; and Oi S.A. and Telemar Norte Leste S.A., as intervening parties and guarantors of Seller's obligations.

The conclusion of the acquisition by the Buyers of UPI Mobile Assets shall take place in accordance with the plan for the segregation of such assets – each of which at the end of each Buyer will acquire shares in an SPE containing its share of UPI Mobile Assets. The conclusion of the acquisition also is subjected to certain precedent conditions usually applicable to this type of transaction and provided for in the Agreement, among which ANATEL's prior consent and approval by CADE, as well as, if applicable, the submission to the Company's general shareholders' meeting, pursuant to article 256 of the Brazilian Corporate Law, in which case additional information will be disclosed in due course.

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TIM OBTAINS RIGHT TO EXERCISE SUBSCRIPTION BONUSES AT BANK C6

On February 1st, 2021, TIM announced that obtained, within the scope of the strategic partnership (“Partnership”) signed with Banco C6 S.A. (“C6” or “Bank”) the right to exercise Subscription Bonuses equivalent to an indirect stake of approximately 1.4% (one point four percent) of C6's share capital as a result of reaching, in December 2020, the 1st level of the agreed goals, which will be exercised when the Company's management deems to be more appropriate. It is important to note that the Subscription Bonuses will grant TIM, when exercised, a minority position without control or significant influence over the management of C6.

C6 is a digital bank with outstanding growth in Brazil, being the institution that grew the most in the 3rd quarter of 2020 and surpassing more than 4 million opened accounts until November. The Bank has approximately R$ 5.3 billion in total assets and transacts in its payment platform more than R$ 1.5 billion per month.

In less than a year, the Partnership between companies generated a significant number of open accounts through the combined offers of telecommunications and financial services, which reinforces the relationship between TIM and C6 with significant results and confirms the innovative and centered character customer convenience.

APPROVAL OF THE CREATION OF A COMPANY TO PROVIDE FIBER INFRASTRUCTURE SERVICES

TIM S.A., in continuity with the Strategic Plan 2020-2022, announced on December 10th, 2020 that its Board of Directors, after analyzing the studies carried out and the non-binding proposals received, approved, in a meeting held on the same date, the formation of a company, in preparation for future segregation of assets and provision of fiber infrastructure services. This process is one of the intermediate steps in the transformation of TIM in the provision of broadband services and aims to create an open fiber infrastructure vehicle (“FiberCo”) attracting a strategic partner that will become a shareholder of the FiberCo.

The FiberCo will operate in the wholesale market and providing fiber connectivity services for last-mile and transport network, for all market operators, with TIM as an anchor customer. This transaction aims to accelerate the growth of the residential broadband business and unlock the value of part of TIM's infrastructure.

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Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

In 4Q20, mobile market reported a 3.3% change YoY. The total base growth pace has been observed for the last time in 2015, when postpaid segment began its consolidation. In the past 12 months, postpaid net additions reached 9.6 million users (63% were human postpaid lines) and surpassed the 2.3 million drop in prepaid users for the first time in 5 years.

TIM

TIM ended 4Q20 with a total of 51.4 million users. Despite the 5.5% retreat YoY, QoQ the base increased by 0.5%, ceasing the reduction trend that started at the end of 2016.

The postpaid base ended the quarter with 21.8 million lines (+1.7% YoY), with 82.6% of which being human postpaid lines and 17.4% being M2M lines. This segment’s mix over total base reached 42.4% (+3.0 p.p. YoY).

Human postpaid reached net additions of 216,000 users in the year, ending 4Q20 with 18.0 million lines (+1.2% YoY). This was the first quarter, since the beginning of the social distancing measures caused by the pandemic, in which physical commercial operations were continuously open. Therefore, the period’s result was positively impacted by net additions growth (+18.9% QoQ and +3.5%YoY). Churn posted a new decrease, -1.0 p.p. YoY on the monthly rate, surpassing, already in 2020, the result forecast for 2022, according to the Company’s most recent three-year plan.

As of this quarter, TIM Black Família customers now rely on a marketplace for OTT services, a greater flexibility to choose the entertainment content included in their plan and the distinguished service of the TIM Concierge. Innovative offers coupled with a solid operation have ensured the portfolio’s advantages and greater acquisition quality. These factors combined allowed us to achieve relevant results in the year: TIM Black Família reached 26% of pure postpaid base and the accrued number of C6 accounts opened - result of the first partnership between a telecom company and a digital bank to launch offers together - surpassed 1 million.

The M2M base ended the quarter with 3.8 million users (+4.1% YoY). The macroeconomic scenario, which still reflects a gradual recovery, impacted this market’s expansion, since it is dependent of the demand by corporate clients. The reduced commercial activity, aligned to the seasonal effect of the customer base clean-up in the last quarter, resulted in a deceleration of this segment’s pace of growth.

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The prepaid base ended 4Q20 with 29.6 million users, a positive change for the first time since 2016 (+0.6% QoQ). Following the mobile market dynamics, the 3.4 million net disconnections in the past 12 months presented a downturn, result of a significant reduction in the segment’s churn (-25.4% YoY). The net additions in the quarter, the spending maintenance and the recovery of the number of rechargers were crucial to the positive development of this segment since its most critical moment.

The 4G base ended the period with 42.0 million users, maintaining its continuous growth trend (+7.7% YoY). Total handsets featuring this technology reached 88% of human accesses (+8.7 p.p. YoY).

FIXED SEGMENT:

TIM Live ended the 4Q20 with 645k connections (+14.0% YoY). Net additions to FTTH reached 33k new users in the quarter and 131k in the past 12 months.

The strategy to offer a differentiated standalone broadband service, with an OTT friendly approach, is reflected in consistent results – as the positive evolution of the plans with higher value in the customer base mix (+16.2 p.p. YoY).

We ended the quarter in 34 localities with FTTH (+47,8% YoY), being 27 and plus 7 administrative regions. In 4Q20, we maintained our expansion plan focused on reinforcing clusters already launched, adding 3 new locations to the coverage.

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Quality and Network

QUALITY AND CUSTOMER EXPERIENCE

In a year of social distancing and the closing of brick-and-mortar stores in several Brazilian regions, the need to strengthen digital channels and the quality of customer caring processes became even more important. Therefore, mechanisms developed to simplify self-service and boost digital sales channels have been showing positive results.

In 2020, pure postpaid digital sales increased by 31.7% YoY, while consumer Control was up by 1.9% YoY. TIM Live digital sales rose 11.2% YoY. Furthermore, electronic recharges mix continued to gain relevance, with a ~2 p.p. growth when compared to 2019.

Another important factor are digital mechanisms for billing and payment, which kept their growth pace in 2020. Invoices delivered through digital channels posted a 17.5% YoY growth, registering a base penetration of ~77% (+11 p.p. YoY). The number of customers that digitally pay their invoice also increased, up by 16.2% YoY, representing a penetration of over 74% (+9 p.p. YoY). Another convenience offered to TIM’s customers is the possibility to recharge and/or check balances and usage limits, as well as the opportunity to receive their invoices through WhatsApp.

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In terms of customer caring, Meu TIM app remains a key tool to simplify processes, providing customers with greater transparency and control to manage their plans. The 12.3% YoY growth in the app’s monthly average unique users demonstrates customers’ acceptance of this channel. Accordingly, the 36.4% YoY decline in human interactions also reinforces the channel’s importance, reducing dependency on call centers.

Another inovative initiative explored by the Company is the use of artificial intelligence at the customer service center. These innovations bring benefits to customers, by implementing tools that can automatically identify possible problems in the services provided to users, suggesting corrective measures or solving them. TIM’s cognitive self-service provide voice responses, in natural language and in real time, to consumers’ doubts or problems related to the benefits of each plan, invoice payment, in addition to services such as buying data packages, unblock lines, contest information and others. In 4Q20, we had on average 3.5 million self-services per month through the cognitive assistant. In 2020, over 22 million calls passed by the new Cognitive IVR.

NETWORK DEVELOPMENT

In 2020, the consistent network expansion became even more important. Despite the operational challenges brought by the pandemic, TIM understands that “more than ever, we need to be connected” and, therefore, remained focused on the expansion and improvement of its network infrastructure, a pillar that has always been important on the Company’s strategy to offer the continuous improvement of its service quality, in order to ensure a better user experience and meet the needs of its customers as well as of society.

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Therefore, in 2020, Capex allocated to infrastructure projects (Network + IT) surpassed 92%, allocated in an efficient manner through the use of analytical tools that seek optimization of resources application. Some of the most important initiatives are:

o	Expansion of the fiber optic network (backbone, backhaul and FTTH);
o	Frequency refarming;
o	Aggregation of carriers;
o	Densification of sites;
o	Network sharing agreements.

Among the main actions and projects underway, which are focused on the modernization, efficiency and enhancement of our infrastructure, we highlight:

o	Commitment to expand of the 4G coverage to all Brazilian cities by 2023;
o	Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 19 DCE (Data Center Edge) – a total of 33 at the end of 2020;
o	Expansion of 4.5G coverage to 1,350 cities 2020 and the coverage leadership in the regional branches of PR/SC and NE[8];
o	Expansion of 700MHz frequency 4G use for 3,294 cities by the end of the year;
o	Expansion of VoLTE, available in 3,860 cities;
o	Extension of refarming of 2.1 GHz frequency in 4G, reaching 329 cities;
o	Infrastructure virtualization project;
o	Mobile infrastructure sharing agreement with Vivo, geared towards the efficiency of Capex and Opex allocation;
o	Expansion of network capacity through the Massive MIMO solution;
o	Consolidation of NB-IoT network present in more than 3,469 cities by the end of 2020, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

For another year, TIM maintains the leadership in 4G coverage, reaching 3,877 cities or 95% of the country's urban population. The 20% YoY surge in network elements for this technology reinforces the Company's commitment to the evolution of the mobile network's infrastructure quality and capacity. As a result, 4G data traffic reached 90%, up by 5 p.p. compared to the previous year.

This performance was recognized during the year. In July, TIM confirmed, again, the superior quality of its 4G coverage, maintaining the leadership of this technology’s availability in Brasil, according to Opesignal’s report[9]. This means that TIM’s clients navigated through 4G with more frequency – connected 88% of their time. Besides, the Company remained the operator that offers the best 4G coverage experience, which analyzes the location where the clients receive network signal and compares to other operators.

[8] NE (Anatel’s area 10): AL, PE, PB, RN, CE and PI.

[9] Opensignal Awards – Brazil: Mobile Network Experience Report July 2020.

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The expansion of fixed broadband coverage evolved positively throughout 2020, surpassing 3.2 million homes passed with FTTH while FTTC ended the year at 3.7 million units. In 4Q20, FTTH rolled out commercial activities in the city of Guarulhos (SP) and in the regions of Águas Claras (DF), Guará (DF) and Candangolândia (DF). This totals 6.4 million homes passed in 29 cities (FTTH + FTTC)[10] and 7 administrative regions of the Federal District.

In transport infrastructure, TIM reached a total of 21,950 sites in 2020, with 81% of said units being connected via high capacity backhaul. As a result, it reached more than 108,000 km with fiber optic for backbone and backhaul, a 7.5% expansion YoY.

Finally, with 1,679 active Biosites at the end of 2020, the development of Biosite installation projects is also aligned with the Company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunication transmission, lighting and security cameras –, besides being cheaper and faster to install.

Currently, the company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

Average Spectrum Weighted by Population
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
20	11	5	35	22	20

[10] (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Brasília (DF), Taguatinga (DF), Samambaia (DF) and Ceilândia (DF).

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Environmental, Social & Governance

2020 ESG HIGHLIGHTS

TIM is pioneer in ESG (“Environmental, Social & Governance”) matters in the Brazilian Telecommunications sector and has been working on these pillars for more than a decade with a long-term vision and integrated with its strategy, which are reflected in important milestones, as well as in confirmations and achievements:

o	TIM was selected as a member of the B3 Corporate Sustainability Index (ISE) for the 13th consecutive year, being the Telecom company in the portfolio for more years in a row.
o	TIM was announced as a constituent of the new S&P/B3 Brasil ESG Index, which measures the performance of securities that follow specific sustainability criteria, weighted by S&P DJI’s ESG scores.
o	For 12 years, TIM has published its Sustainability Report, presenting the main financial and non-financial results, in accordance with the Global Reporting Initiative (“GRI”) Standards methodology.
o	TIM is a signatory to the Global Compact since 2008, a initiative for companies to align their strategies with the 10 universal principles in the areas of Human Rights, Labor, Environment and Anti-Corruption.
o	In 2020, due to the COVID-19 pandemic, TIM conducted a new stakeholders consultation process in order to review its materiality matrix, updated in 2019, a good practice encouraged by experts.

ENVIRONMENTAL

o	TIM reached 64% of its energy matrix coming from renewable sources.
o	TIM achieved 64% eco-efficiency in bit/Joule.
o	The Company reduced indirect emissions by 30% (scope 2) and by 27% the emissions of scope 1 and scope 2. Since 2010, the Company reports its greenhouse gases emissions through Carbon Disclosure Project of the Brazil GHG Protocol Program.
o	TIM was selected as member of Carbon Efficient Index of B3, portfolio composed by companies that disclose inventory of greenhouse gas emissions and demonstrate commitment to climate changes.
o	TIM improved 1 node (C to B-) in the Carbon Disclosure Project ("CDP"), the world's largest database on Greenhouse Gases related to Climate Changes, in which TIM participates since 2010. Additionally, TIM was selected to join the ICDPR-70, BCP Brazil Climate Resilience Index.
o	In December TIM had 1.679 biosites installed. Solution for the densification of mobile access network, these sites are more sustainable, less expensive, easier and faster to install. They have low visual impact and multifunctional, permitting the aggregation of other services such as lighting, surveillance cameras, in addition to telecommunications transmissions.
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SOCIAL

o	The COVID-19 scenario led the Company to strengthen the caring of its teams, prioritizing employees’ health. As soon as the WHO decreed that the world was facing a pandemic, TIM adopted the home office regime for almost all its workforce, including even call center professionals and network monitoring centers.
o	2020 represented a milestone for diversity and inclusion at TIM. The company participated in the Afro-Presença with the Global Compact and launched a new internship program, in which 65% of the vacancies were allocated to black people, in addition to the selection of LGBTQI+ people, people with disabilities and people over the age group usually sought. The Company also organized affinity groups that bring together nearly 500 employees voluntarily committed to develop diversity and inclusion actions in the workplace. It also committed to the strengthening of inclusive policies by signing the last collective labor agreement with the union federations. And put in place these themes at the center of the debates held at TIM Talks and at TIM Convida, programs that promote, through lives open to the general public on the Internet, dialogue with the employees and the external public.
o	Additionally, the company was announced among the 10 companies listed on B3 with more women on the Board of Directors, according to the TEVA ESG Women on the Board® Index, which is presented as the first diversity and governance index in Brazil.
o	Instituto TIM (“TIM Institute”) celebrated its 7 years of existence. Throughout these years, TIM Institute has remained steadfast in its purpose of democratizing science, technology and innovation, promoting human development in more than 500 municipalities in the 26 states and the Federal District, benefiting more than 700 thousand people, either through its own initiatives or by supporting projects of organizations that work towards this same objective. During the pandemic, Instituto TIM maintained its performance, adapting its projects for the online format.
o	Even in a very challenging year, the Organization Climate Survey set a new record in 2020, with the participation of 97% of TIM’s employees and 84% general favorability (+3.3 p.p. YoY).
o	99% of the employees completed training programs related to the ESG culture, which address the Environment Policy, the Code of Ethics, the Anti-Corruption and Sustainability Program, among others.
o	1,486 employees participated in development programs in digital, technical and behavioral skills, highlighting the content presented at TIM Talks Experience, in a 100% digital format.

GOVERNANCE

o	Since 2011, TIM has been listed on B3 Novo Mercado, the highest level of corporate governance of the companies listed in B3.
o	In early 2020, in a coordinated action with TIM Italia, the Company made long-term ESG commitments in the 2020-2022 Strategic Plan.
o	In December, TIM created the ESG Committee, an advisory committee attached to the Board of Directors, with attributions related to environmental, social and governance themes. The committee is formed by members of the BOD – including its President, Nicandro Durante, the company CEO, Pietro Labriola, and a representative of TIM Italia. The body will have a broad performance, defining TIM’s ESG strategic plan, ensuring and encouraging projects by monitoring the achievement of goals on all pillars under the ESG approach.
o	In 2020, the General Law of Data Protection (“LGPD”) came into force in Brazil. TIM was already acting in line with the new regulation and made the necessary adjustments to further respect customer privacy, protect their personal data and maintain a more transparent relationship. More information may be found at TIM's website’s Privacy Center.
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o	We advanced in the process of obtaining two new ISO certifications until 2022: 27.001 (information security management) and 37.001 (anti-bribery management).
o	So far, TIM was the only Telco to be awarded the Pró-Ética Seal by the Brazilian Office of the Comptroller General (“CGU”).

To access the Environmental, Social & Governance (“ESG”) quarterly report, please refer to: www.tim.com.br/ri/ESG-Report.

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Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the fourth quarter of 2020 (4Q20) and the year to date (2020), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ri

Attachments

Attachment 1: Balance Sheet

Attachment 2: Income Statement

Attachment 3: Cash Flow Statement

Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

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Attachment 1

TIM S.A.

Balance Sheet

DESCRIPTION	4Q20	4Q19	% YoY	3Q20	% QoQ
R$ million					
ASSETS	**41,654**	**40,349**	**3.2%**	**39,790**	**4.7%**
CURRENT ASSETS	**10,434**	**8,454**	**23.4%**	**9,601**	**8.7%**
Cash and cash equivalents	2,575	2,285	12.7%	2,125	21.2%
Short-term investments	2,070	654	216.3%	1,513	36.8%
Accounts receivable	3,074	3,185	-3.5%	2,986	2.9%
Inventories	247	203	21.3%	207	19.2%
Indirect recoverable taxes	374	420	-11.0%	371	0.8%
Direct recoverable taxes	1,421	1,395	1.9%	1,553	-8.5%
Prepaid expenses	150	176	-14.8%	275	-45.6%
Derivative contracts	263	17	1482.2%	384	-31.6%
Leasing	5	5	8.6%	5	11.3%
Other assets	254	114	123.4%	182	39.6%
NONCURRENT	**31,221**	**31,895**	**-2.1%**	**30,189**	**3.4%**
Noncurrent assets	**4,093**	**4,614**	**-11.3%**	**3,819**	**7.2%**
Long-term investments	7	4	83.4%	7	6.4%
Accounts receivable	107	103	3.4%	126	-15.3%
Indirect recoverable taxes	857	823	4.1%	834	2.8%
Direct recoverable taxes	1,277	2,368	-46.1%	1,141	11.9%
Deferred income and social contribution taxes	551	(0)	n.a.	482	14.2%
Judicial deposits	795	1,007	-21.1%	864	-8.0%
Prepaid expenses	74	70	5.7%	64	14.5%
Derivative contracts	239	30	700.5%	123	94.9%
Leasing	157	151	3.6%	147	6.4%
Other assets	30	59	-48.7%	32	-5.0%
Permanent Assets	**27,128**	**27,280**	**-0.6%**	**26,370**	**2.9%**
Property, plant and equipment	18,101	17,612	2.8%	17,357	4.3%
Intangibles	9,027	9,668	-6.6%	9,012	0.2%
LIABILITIES	**41,654**	**40,349**	**3.2%**	**39,790**	**4.7%**
CURRENT LIABILITIES	**8,302**	**8,117**	**2.3%**	**6,670**	**24.5%**
Loans and financing	1,689	1,384	22.0%	1,835	-7.9%
Derivative contracts	7	1	748.1%	11	-34.5%
Leasing	1,055	873	20.8%	953	10.6%
Suppliers	3,129	3,923	-20.2%	2,176	43.8%
Salaries and related charges	273	218	24.8%	287	-5.0%
Indirect taxes, charges and contributions	936	464	101.8%	811	15.3%
Direct taxes, charges and contributions	296	296	0.0%	252	17.7%
Dividends payable	539	578	-6.8%	47	1052.2%
Authorizations payable	103	89	15.7%	65	57.5%
Deferred revenues	266	282	-5.5%	218	22.0%
Other liabilities	10	10	0.0%	14	-31.8%
NON CURRENT LIABILITIES	**10,170**	**9,800**	**3.8%**	**9,871**	**3.0%**
Loans and financing	656	645	1.7%	759	-13.6%
Derivative contracts	29	4	714.7%	-	n.a.
Leasing	7,324	6,908	6.0%	6,916	5.9%
Authorizations to pay	233	238	-2.0%	254	-8.3%
Indirect taxes, charges and contributions	3	3	3.5%	3	0.6%
Direct taxes, charges and contributions	212	212	0.1%	213	-0.2%
Deferred income and social contribution taxes	-	48	-100.0%	-	0.0%
Provision for contingencies	887	841	5.5%	886	0.1%
Pension plan	7	6	27.0%	6	27.0%
Deferred revenues	755	827	-8.7%	772	-2.2%
Other liabilities	63	69	-9.0%	62	0.7%
SHAREHOLDERS' EQUITY	**23,183**	**22,432**	**3.3%**	**23,249**	**-0.3%**
Capital	13,478	9,866	36.6%	13,478	0.0%
Capital reserves	424	411	3.3%	422	0.6%
Income reserves	9,286	12,158	-23.6%	8,520	9.0%
Accumulated losses	-	-	n.a.	-	n.a.
Treasury stocks	(5)	(3)	50.9%	-	0.0%
Net Income for the period	-	-	n.a.	830	n.a.

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Attachment 2

TIM S.A.

Income Statement

*EBITDA normalized according to the items in the Costs section (+27.2 million in 4Q20, +R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 64.6 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (-R$ 2.4 million in 4Q20, +R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

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Attachment 3

TIM S.A.

Cash Flow Statement

*EBT normalized according to the items in the Costs (+R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19) and in the Financial Results (-R$ 64.6 million in 3Q19 and -R$ 1,051 million in 2Q19) sections.

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Attachment 4

TIM S.A.

Operating Ratios

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer